November 12, 2024

Charles E. Zebula
Chief Financial Officer
Southwestern Electric Power Company
1 Riverside Plaza
Columbus, Ohio 43215-2373

Julie A. Sherwood
Manager
SWEPCO Storm Recovery Funding LLC
428 Travis Street
Shreveport, Louisiana 71101

       Re: Southwestern Electric Power Company
           SWEPCO Storm Recovery Funding LLC
           Amendment No. 1 to Registration Statement on Form SF-1
           Filed November 1, 2024
           Amendment No. 2 to Registration Statement on Form SF-1
           Filed November 5, 2024
           File Nos. 333-282250 and 333-282250-01
Dear Charles E. Zebula and Julie A. Sherwood:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form SF-1
Exhibit 5.1. Opinion of Sidley Austin LLP with respect to legality, page 1

1. We note counsel's legal opinion, filed as Exhibit 5.1, is limited to the laws of the State of New York. Please have counsel revise the legal opinion, or provide a separate legal opinion, with respect to the laws of the State of Delaware and the State of Louisiana,
 November 12, 2024
Page 2

       as counsel must consider the laws of the jurisdiction under which each registrant (the depositor, a Delaware corporation, and the issuing entity, a Louisiana limited liability company) is organized in order to provide the binding obligation opinion. Refer to
       Sections II.B.1.e. and II.B.3.b. of the Division of Corporation Finance Staff Legal
       Bulletin No. 19 (   Legality and Tax Opinions in Registered Offerings
).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Shalini Shah at 202-551-5942 or Arthur Sandel at 202-551-3262 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Structured Finance